FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            Form 20-F          X                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Yes                                             No                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

            Yes                                             No                  X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

            Yes                                             No                  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	English translation of the letter submitted to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”), dated October 7, 2008, regarding the subscription of a Preliminary Merger Agreement.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, October 7, 2008

Mr. Chairman of the

Comisión Nacional de Valores

Dr. Eduardo Hecker

RE.: Relevant Information Chapter XXI of the CNV Rules (TO2001)

Dear Sir,

In my capacity as Chairman of the Board of Directors of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), I hereby inform you that the Board of Directors of the Company and the Board of Directors of Cubecorp Argentina S.A (“Cubecorp”), in meetings celebrated on September 10 th and October 7th, respectively, approved the subscription of a Preliminary Merger Agreement, agreeing to initiate the conducive proceedings for a company reorganization by which Telecom Argentina will incorporate Cubecorp by merging with effects from January 1st, 2009.

Attached is the copy of the Preliminary Merger Agreement that has been subscribed by the Chairmen of both companies.

Meanwhile, the acquisition of the shares of Cubecorp by the Company has been submitted to the approval of the authority of application from the Antitrust Law, article four of the Preliminary Merger Agreement contemplates the incidences that the resolution of such authority of application could have in the Merge process.

Attached is a copy of the pertinent parts of the Minutes of the Board of Directors of Telecom Argentina and Cubecorp.

Yours sincerely,

Enrique Garrido

Chairman of the Board of Directors

FREE TRANSLATION

PRELIMINARY MERGER AGREEMENT

“Between Telecom Argentina S.A. (“Telecom Argentina” or “the Acquiring Entity”), with domicile at Avda. Alicia Moreau de Justo No. 50, City of Buenos Aires, of the first part; and Cubecorp Argentina S.A. (“Cubecorp” or “the Acquired Entity”), with domicile at Avda. Alicia Moreau de Justo No. 50, piso 13°, City of Buenos Aires, collectively referred to as “the Parties”, it is hereby agreed to commence the corporate merger proceedings whereby Telecom Argentina acquires Cubecorp by merger, and Cubecorp will be dissolved without winding-up. Therefore, the Parties enter into this preliminary merger agreement, subject to approval by the controlling authorities and the relevant Shareholders’ Meetings, as follows:

Article One: The Parties agree to commence the process to merge Telecom Argentina (as Acquiring Entity) and Cubecorp (as Acquired Entity), with effect from 0:00 hours of January 1, 2009 (“the Merger Date” to the registration of the Definitive Merger Agreement, at which time the business of both entities shall be integrated. From the Merger Date to the registration of the Definitive Merger Agreement, the management and business shall be conducted so as to avoid any event that could substantially affect the shareholders equity of the merged companies.

Article Two: The Parties determine that a Consolidated Special Balance Sheet for the Merger between Telecom Argentina and Cubecorp shall be prepared as of the date prior to the Merger Date, based upon the relevant basic Financial Statements of both entities, which shall be prepared as of the same date, using identical accounting and valuation criteria, with the relevant reports by the Supervisory Committee and the Independent Auditors.

Article Three: Likewise, the Parties hereby determine that a “Merger Prospectus” and a “Preliminary Merger Agreement” shall be prepared based upon the financial statements and balance sheet indicated in the above clause. All such documents, upon being approved by the Boards of Directors of both entities, and upon prior approval by the corporate control authorities, shall be presented for approval by the relevant Extraordinary Shareholders’ Meetings of both Parties.

Article Four: The transaction for the purchase of shares in Cubecorp by Telecom Argentina has been presented to the National Antitrust Committee and is subject to approval by the controlling authority for the Antitrust Law (“the Controlling Authority”).

If prior to the execution of the Preliminary Merger Agreement, the Controlling Authority passes on the purchase of shares in Cubecorp with the effect of prohibiting such transaction or determining conditions for its approval (the “Dismissal Resolution”), this Memorandum of Understanding shall be terminated.

At the time of entering into the Preliminary Merger Agreement, it shall be considered that, if the Controlling Authority issues a Dismissal Resolution and such resolution is notified prior to the execution of the Definitive Merger Agreement, the merger process shall terminate or proper steps shall be taken to ensure actual compliance with the decision by the Controlling Authority.

At the time of entering into the Definitive Merger Agreement, it shall be considered that, if the Controlling Authority issues a Dismissal Resolution and such resolution is notified prior to registration of the Definitive Merger Agreement with the Public Registry of Commerce, the Definitive Merger Agreement shall terminate or proper steps shall be taken to ensure actual compliance with the decision by the Controlling Authority”.

Cubecorp Argentina S.A.	Telecom Argentina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 17, 2008	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors